Exhibit 99.6

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

September 15, 2014	NR 19 - 2014

Avrupa’s Slivovo JV to move forward to drilling stage

•

Byrnecut commits to spending a further € 640,000 to earn 51%

•

New mineral targets identified at Slivovo

•

Mineralization likely related to buried porphyry system

•

8 holes, 2,000 meters of drilling to start in late September

Avrupa Minerals Ltd. (AVU:TSXV), manager of the Slivovo Joint Venture in Kosovo, is pleased to announce that JV partner, Byrnecut International Ltd. (BIL), has notified the Company of its wishes to continue funding Stage 1 exploration, in order to vest into 51% of the project.  BIL must spend a further € 640,000 to reach the vesting level, and will fund continuing exploration, including the upcoming 2,000-meter drilling program at Slivovo.  Details of the arrangement were published previously in the Avrupa news release of April 16, 2014.

Work on the project has continued throughout the summer, and new targets around the Pester gossan zone have been identified.  The gossan zone has been extended to the southwest by over 300 meters, and the so-called epithermal zone, located further to the west, has been extended northwards by several hundred meters.  Geological work continues in the northern epithermal zone, as well as other targets on the license.  Mapping and sampling indicate that the entire Pester mineral target area is likely related to a buried porphyritic intrusion.

Ex Tr 14
Tr 14
Ex Tr 13
Tr 13
Tr 4
Tr 8
Ex Tr
Tr 11
Tr 7
Tr 10
Tr 9
Tr 1
Tr 2
Tr 3
Tr 5
Tr 6
LEGEND
Alluvium, gravel, sand
Oligocene - Miocene
Rhyodacite
Andesite dyke
Sulfide - oxide gossan
Sandstone gossan
Gossan breccia
Stockwork veining, MnO, FeO, Limonite
qz adularia, stokwork alteration
Fault
Ring Fault
NE Lineament / fault - zone
Cretaeous
Sandstone, marlstone, flysch unit
Sedimentary, melange
Siltstone - sandstone unit
Limestone, siltstone, arenite
Limestone - calcsilicate
Conglomerate
Jurasic
Meta - carbonate
Geology of trenches
FeOx Alteration 10-30Region
FeOx Alteration >30Region
FeOx Alteration <10Region
Altered volcanic rocks
Sandstone
Sandysiltstone
Siltstone
Siltysandstone
100 0 100 200 300
Meters

The mineralization zone runs for over 1,000 meters along an ENE-trending corridor from the epithermal target (olive) to the sandstone gossan (orange) to the sulfide-oxide gossan (black).  The epithermal zone now runs for over 800 meters, north-south.

Following well known models of mineral deposits related to porphyry systems, the various targets at Pester fall into a generalized model that hypothesizes the presence of a buried porphyry system, which has been long-suspected for the area.  The schematic diagram below shows the possible locations of the mineral target zones, with a model of planned drilling (in green).

Epithermal Stockwork (low sulfide)
Epithermal
Cupola zone
Hydrothermal - Mesothermal high sulfide
Mesothermal
VMS
Mineralization Model of Slivovo
LEGEND
Stockwork veining
qz adularia + Au
Cupola breccia Au+Cu+Mo+As
Copola breccia continuation
Sandstone gossan
Sulfide oxide gossan, Au+Ag+Pb+Zn
Position of bore holes planned

Planning for the upcoming drill program is well underway, with collar locations already sighted to test all three target zones.  The plan at the moment is for eight drill holes totaling 2,000 meters.  Drilling is slated to commence around the 25th of September.

Paul W. Kuhn, President and CEO of Avrupa Minerals, stated, “We are extremely pleased by Byrnecut’s decision to continue with the project.  Results have been positive for all of our targeting work at Pester this summer.  We have expanded the target area, and we have constructed an exploration targeting model that hangs together for the prospect.  We expect to drill eight holes and 2,000 meters at all three zones, and we should also have a new target area at the north end of the epithermal zone.”

Byrnecut International Limited is an Australian company engaged in mechanised underground mine feasibility, mine development, and mine production. This includes shaft sinking, shotcreting, raise-boring, the provision of high quality equipment rebuilds, maintenance engineering, labor hire and training for the mining industry, as well as mine engineering consultancy services. Principal customers include first world mine owners across the globe.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 14 exploration licenses in three European countries, including eight in Portugal covering 2,951.6 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

*

The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

*

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

*

The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

*

The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

3